Filed pursuant to Rule 433
Registration No. 333-208535
September 26, 2016
PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Expected Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services
Designation:	Senior Notes, Series K, due 2026
Principal Amount:	$400,000,000
Maturity:	October 1, 2026
Coupon:	2.750%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	April 1, 2017
Treasury Benchmark:	1.500% due August 15, 2026
Treasury Yield:	1.582%
Reoffer Spread:	T+118 basis points
Yield to Maturity:	2.762%
Price to Public:	99.896% of the principal amount thereof
Transaction Date:	September 26, 2016
Settlement Date:	September 29, 2016 (T+3)
Redemption Terms:
Make-whole call:	Prior to July 1, 2026 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after July 1, 2026 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	845437 BP6 / US845437BP68
Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc.
Co-Managers:	BOK Financial Securities, Inc. PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649, UBS Securities LLC, toll-free at 1- 888-827-7275 or Wells Fargo Securities, toll free at 1-800-645-3751.